UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007 (February 15, 2007)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Attention ASX Company Announcements Platform

Lodgement of Open Briefing®

Ansell Limited

Level 3

678 Victoria Street

Richmond VIC 3121

Date of lodgement: 15-Feb-2007

Title: Open Briefing®. Ansell. CEO & CFO on H1 07 Result

Record of interview:

corporatefile.com.au

Ansell Limited today reported net profit of US$38.3 million for the first half ended December 2006, down 11.5 percent compared with the previous corresponding period. Profit was down 15.7 percent if the previous corresponding period’s US$4.1 million write-down relating to the South Pacific Tyres (SPT) joint venture is excluded. EPS was US$0.226, down 5.4 percent and you continue to expect EPS for the full year ending June 2007 in the range of US$0.46 to US$0.50, compared with US$0.573 last year. What assumptions underlie this forecast?

CEO Doug Tough

Early in the 2007 financial year we said that the net negative impact of latex costs was expected to be approximately US$10 million for the year and that we’d invest an additional US$12 million in “growth” expenses and initiatives. The net negative impact of latex is now likely to be higher, with lower selling price increases than expected. However, we’ve had stronger sales growth at 16 percent, and are comfortable with the trade-off. The investment in growth expenses and infrastructure will continue as planned.

Essentially, our assumptions for the second half are that higher sales volumes and a better mix will offset the latex price impact and the higher operating expenses. We expect that this will enable us to be at the higher end of our EPS guidance range.

corporatefile.com.au

Ansell’s first-half revenue was US$460.3 million, up 16 percent. Growth was 14 percent excluding the contribution from Jissbon, the Chinese condom marketer you acquired in March 2006. This is significantly higher than the sales growth Ansell has achieved in recent years. To what extent is this attributable to the growth initiatives flagged for this year and is this level of sales growth sustainable without further profit erosion?

CEO Doug Tough

It’s worth noting that the first half compares with a flat first half in the 2006 financial year. Having said that, the growth was partly due to the initiatives flagged in recent years and mostly due to a change where we’ve moved from a focus on delivering the four year Operation Full Potential segment EBIT targets to seeking faster growth. More importantly, this is not profitless growth. Yes, we sold additional lower margin exam gloves, but the major part of the increase came from higher value added HyFlex gloves, surgical gloves and condoms. We expect sales increases to continue, though not at first-half growth rates.

CFO Rustom Jilla

It’s also worth noting that there was really no “profit erosion” due to higher sales. The first half’s broad based sales growth brought higher gross margins roughly in line with last year. The reduction in first-half margins was basically due to absorbing higher latex costs.

corporatefile.com.au

Gross profit was US$164.3 million in the first half, up only 8 percent year on year, reflecting a net US$10 million negative impact from latex. This is equal to the net negative impact you were expecting for the full year, which was based on an average latex price of MYR5.5 per kilogram. Given the average latex price relevant to the first half was MYR5.78, what’s the outlook for the full year? What success have you had in raising selling prices and what’s the outlook for selling prices in the current second half?

CFO Rustom Jilla

Firstly, we always expected the US$10 million negative impact to hit us in the first half. There’s a three to four month lag in latex purchase costs feeding through to our cost of sales due mostly to raw material and finished goods inventories. That’s why, even though market spot prices declined from the end of July through the end of December, the P&L cost of latex was up by between 55 percent and 65 percent, varying by country, which was exacerbated by a weaker US dollar.

That lag is also why, notwithstanding the recent surge in latex prices, we can say today that the P&L cost of latex for the 2007 financial year should be around MYR5.20 per wet kilogram. And, given the stronger Malaysian ringgit and Thai baht, latex will probably cost us about what was planned in US dollars.

CEO Doug Tough

Raising selling prices has been harder than expected. The substantial fall in latex prices early in the financial year made it difficult to convince customers the full increases we sought were necessary. In the second half, we’d expect some additional selling price increases, but won’t come close to what we’d planned for the full year.

corporatefile.com.au

Ansell’s operating expenses increased to US$120.7 million from US$100.9 million, with growth initiatives adding US$12 million in the half and other expenses increasing US$8 million. Do you plan further spending on growth initiatives in the second half and what’s the likely level of this spending going forward?

CEO Doug Tough

Yes we do. Building growth momentum takes time, money and staying the course. Some of the spending simply reflects six months of Jissbon and some is linked directly to sales; for example distribution costs and sales commissions. The “growth” increases were in R&D, sales and marketing, and business development, and all of these will continue. We’ll also continue to increase spending on infrastructure and support functions, such as legal, IT, finance and HR, that are necessary as we expand in size and geographical complexity. So I’d expect second-half operating expenses to be at least the level of the first half or a little higher, depending on sales.

corporatefile.com.au

In the Occupational business, which represents 50 percent of Ansell’s total sales, EBIT was US$27.9 million, down 2 percent from the previous year, on sales of US$228.0 million, up 16 percent. EBIT margin fell to 12.2 percent from 14.5 percent reflecting higher costs in your Western Hemisphere plants and the planned increase in operating expenses. What specific initiatives contributed to the rise in operating expenses and when do you expect them to generate positive returns?

CEO Doug Tough

The major initiatives were China, where we set up a new organisation that has doubled sales, Japan, where we continued to invest in our Occupational business and where sales have grown 60 percent, and in channel expansions in our more mature markets in the US and Europe. We continued to invest in sales and marketing in general and our Occupational business also bore about half the infrastructure expense increase.

CFO Rustom Jilla

We also closed our Thomasville plant in the US, with about US$0.7 million of associated one-off equipment write-downs and severance costs in the first half. Moreover, two of our plants in the UK and Mexico ran with higher levels of spending than envisaged, and we took action to correct this early in the second half.

corporatefile.com.au

The Professional business, which represents 33 percent of Ansell’s revenue, booked EBIT of US$6.5 million, down 58 percent, on sales of US$150.6 million, up 10 percent. Margin fell to 4.3 percent from 11.3 percent. Given the strong growth in higher margin products such as branded powder-free surgeons’ gloves, why did margins deteriorate so steeply?

CEO Doug Tough

Notably, we incurred US$1.3 million of one-off plant write-downs and restructuring costs during the half, so it wasn’t all about latex. However, latex accounts for the major cost of producing a natural rubber latex examination glove. Our exam glove sales grew by almost US$10 million, with only a small margin contribution. While we had some success with selling price increases, it clearly wasn’t enough to recover all our costs. Net, latex costs have hit this division hard.

However, I’d like to remind you of the benefits of diversification. Five years ago, Occupational had poor margins and was the underperformer. At the time, Professional was performing strongly. Occasionally challenges will appear and take time to overcome. Professional is in this category at present, but we’re working on solutions and expect to turn things around. The success of our growth initiatives can be seen in our strong surgical glove sales, enough to necessitate the capacity expansions currently underway.

corporatefile.com.au

Ansell’s Consumer business, which accounts for 18 percent of total revenue, booked sales of US$81.7 million, growth of 32 percent or 18 percent excluding the contribution from Jissbon. EBIT was US$11.9 million, up 27 percent, and margin was 14.6 percent down from 15.2 percent. Can you expect the sales momentum to continue to offset the negative impact of competition in the US and higher latex costs?

CEO Doug Tough

There’s a lot to be pleased about in Consumer. Jissbon is going better than expected, the bid/tender business has grown even though it has been volume constrained and now we have control of Unimil in Poland. The US retail market remains the greatest concern, but we’re implementing packaging and other initiatives that should have a positive impact. Higher household gloves sales are also good news although latex has taken away much of the EBIT benefit.

corporatefile.com.au

Ansell’s working capital increased to US$196.6 million at the end of December 2006 from US$189.6 million at the end of June. What ability do you have to contain working capital increases given the current level of sales growth and the growth initiatives now underway?

CFO Rustom Jilla

While total dollars tied up in working capital have increased, this is to be expected given a 16 percent increase in sales. More importantly, we’ve been able to reduce working capital days, from 81.6 at the end of June to 78.8 at the end of December. Debtor days have improved and trade creditors are also a positive. Inventory days increased over the first half and we expect will be worked down by year end. However, this is partly a “good news” story, as going into the higher price latex “wintering” season we have more latex in our tanks and a larger stock of examination gloves at “pre-wintering” prices.

corporatefile.com.au

Ansell had net debt of US$86.8 million at the end of December, up from US$58.4 million at the end of June, primarily reflecting the lower free cash flow in the first half, and a share buy-back. Gearing stood at 15.2 percent, up from 10.8 percent at the end of June. You’ve announced a new 10 million share buy-back. What is your capacity for further capital management initiatives or acquisitions?

CFO Rustom Jilla

We would prefer to have gearing (net debt/net debt + equity) around 30 percent; still investment grade, but giving us a more efficient capital structure. While free cash flow generation in the first half was lower than usual, we feel confident about the second half. Had the Unimil acquisition been concluded in the first half, our gearing would have been about 21 percent. Thus, with expected second-half free cash flow and remaining debt capacity, we can still make bolt-on acquisitions, pay dividends and buy back shares.

We’ve bought back 42.2 million shares, about 23 percent of shares on issue, in the last four years and clearly believe in returning surplus funds to our owners. If our current acquisition plans come to fruition we may not buy back the full 10 million shares. If they don’t, we probably will. Either way, we’ll remain focused on enhancing total shareholder return.

corporatefile.com.au

Ansell announced an unfranked interim dividend of A$0.10 per share, up from A$0.09 in the previous year. The payout ratio was 34 percent, up from 28 percent. Given the unfranked nature of your dividends and the falls in first-half earnings and cash flow, why did you raise the dividend rather than increase the level of the new share buy-back? Do you see scope to increase this year’s final dividend compared with last year’s A$0.12?

CFO Rustom Jilla

Dividends are a Board matter and we’re still five months from the year end, so can’t comment on the likely final dividend.

However, you’re correct in that we have no franking capacity and buy-backs remain our preferred means of returning surplus cash to our owners. Since we resumed paying dividends in the 2003 financial year, the dividend payout ratios have been a modest 21 percent to 41 percent and the current ratio is in that range. We’ve re-affirmed our 2007 full-year EPS guidance and have confidence in our free cash flow generation capabilities. Moreover, the additional A$1.5 million dividend payment will have little impact on the share buy-back, but does continue our track record of steadily increasing dividends, which we know are especially appreciated by many of our smaller retail shareholders.

corporatefile.com.au

You recently acquired a majority stake in the Polish condom maker Unimil, which increases your share of the global condom market and your manufacturing capacity in Eastern Europe. What are your strategic plans for Unimil and what comes next?

CEO Doug Tough

This is our second condom acquisition since we’ve resumed M&A activity, but I wouldn’t like anyone to think we’re focussed solely on the Consumer division. We have opportunities underway covering all three divisions; these two just happened first.

With Unimil, we now own approximately 83 percent of the Polish market leader with a foothold in Germany and two plants that we expect will come in very useful globally. Unimil’s management team will continue to run that business and assist us greatly in the region, where we are growing strongly today. We also believe we can bring added efficiency to Unimil’s operations. Beyond telling you that our strategic plan is to significantly grow the business I can’t disclose what comes next, beyond saying watch this space!

corporatefile.com.au

Thank you Doug and Rustom.

For more information about Ansell, visit www.ansell.com or call David Graham on (+61 3) 9270 7215

For previous Open Briefings by Ansell, or to receive future Open Briefings by e-mail, visit www.corporatefile.com.au

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: February 15, 2007